Exhibit 99.1

Todos Medical CEO Presented Corporate Update And Roadmap at The LD Micro Conference

REHOVOT, Israel, June 17, 2019 (GLOBE NEWSWIRE) — Todos Medical Ltd. (OTCQB: TOMDF), a clinical-stage in-vitro-diagnostics company focused on the development of blood tests for the early detection of cancer and neurodegenerative disorders, today announced that CEO Herman Weiss, MD, MBA, FACOG, provided a corporate update and roadmap at  LD Micro International Annual Invitational in Los Angelos, California.

Link to webcast with Dr. Herman Weiss, CEO at the 9th annual LD Micro Invitational

Following is a synopsis of the presentation:

Todos Medical CEO Presents Corporate Update

I would like to personally welcome all those who have been following Todos Medical and supporting us through our mission to bring important innovation to patients worldwide. Our vision at Todos is simple; to provide physicians and their patients the earliest and most accurate screening and diagnostic information to help treat disease when it is in its earliest and most treatable stages. From our flagship TBIA platform, our TM-B2 test is a blood test for breast cancer initially focused on replacing the current battery of tests performed on patients with dense breasts who have inconclusive mammogram results, a significant unmet medical need.

Our TM-B2 test is a simple blood test for breast cancer diagnosis targeting women 25 years and older. TM-B2 can be a valuable lifesaving test for women under 40 years old where mammography is not efficient as a screening tool. We are also developing additional blood tests for other aspects of breast cancer, as well as colon cancer and other cancers.

This update, the first one under my watch as CEO, outlines the tremendous progress we have made in the last year, and provides the roadmap for upcoming milestones to track our progress against the big plans we have for the year ahead.

Here are notable highlights from the last 12 months:

●	Completed internal restructuring where I stepped in as CEO in August of 2018, and our immediate past CEO, Rami Zigdon, MBA, moved to the role of Chief Business Officer to focus on international partnerships for the cancer platform. This transition was made to prepare for the commercial launch of our TM-B2 breast cancer blood test due to my experience in bringing new products to market when I served as Global Head of Women’s Health while at Teva Pharmaceuticals from 2012 to 2017. I want to thank Rami for leading the company to where it was when I took over, affording me the opportunity to step in and take the Company forward towards growth.

●	Presented results from clinical studies at major meetings:

○	TM-B2 San Antonio Breast Cancer Conference (SABCS)

○	ASCO

●	Received several patent issuances from international patent offices, significantly strengthening our cancer intellectual property position

○	Israel

○	United States TM-B2

●	Received regulatory approval to market our tests in Europe and Israel

●	Commercial distribution agreements for our TM-B2 test in Austria, Romania and Israel

●	Entered into a fundraising agreement with an experienced New York-based investment banking firm to underwrite the listing of the Company’s common shares onto the Nasdaq Capital Markets

●	Raised more than 1.5 million USD in financing from existing and new investors who are buying into our vision and plan of action for the Company

●	Entered into a Joint Venture with Amarantus Bioscience Holdings, Inc. (OTCPK: AMBS) to fund clinical studies of their neuro-diagnostics subsidiary Breakthrough Diagnostics, Inc. that is developing the Alzheimer’s blood diagnostic LymPro Test.

○	LymPro was originally developed by Prof. Thomas Arendt a world leader in Neurodegenerative diseases at Leipzig University who believes that Alzheimer’s and cancer share certain critical biological mechanisms. The scientific synergy between our existing platform and the Breakthrough platform is significant as we are focused on the immune’s system role in disease, whether it be cancer or Alzheimer’s;

○	The funding we provided allowed for the completion of a 20-patient clinical trial at Leipzig University under Dr. Arendt’s supervision, which was a follow-up study to a 140 subject study conducted by Amarantus and presented at Alzheimer’s Association International Conference in July 2015

○	Based on the positive Leipzig clinical study results we received in May of 2019 from Dr. Arendt, Todos exercised its option to acquire Breakthrough entirely and is now preparing for the underwritten offering required to close the acquisition

For the next 12 months the Company is preparing to:

●	Complete the underwritten offering, acquisition of Breakthrough and Nasdaq listing

○	Provides the Company with 18 months capital

○	Primary use of funds to drive international launch for TM-B2

●	Conduct trials in support of US FDA approvals in US CLIA lab

●	Commercialize TM-B2 in Europe and Israel

o	Evaluate additional international partnerships for commercial launch

●	Complete ongoing colorectal cancer studies for TM-C1

●	Complete ongoing confirmatory clinical trial for LymPro at Leipzig University

○	Re-validate LymPro in US CLIA lab based on new clinical trial data

○	Identify Pharma Services clients based on new clinical trial data

To summarize, our proprietary TBIA cancer screening platform continues to develop on schedule and we believe LymPro is scientifically quite synergistic, thereby adding significant value to Todos as a whole as we look at the continued migration of failed cancer drugs being moved into Alzheimer’s clinical development. We have successfully signed partners in pilot countries in Europe as well as Israel, and are in discussions of widening the roll out with further regional partnerships. As we execute on the TM-B2 initial launch, we will initiate and complete enrolling patients in the European and Israel-based lab method validation studies necessary to support full commercialization launch by our partners in the second half of 2019. We hope to sign additional international commercialization partnerships in the months ahead while also completing additional clinical trials. These are both areas of high unmet need and will serve a valuable tool in the treatment and screening more patients and helping identify patients who need further testing and catching cancer much earlier. Exact Sciences has shown successful adoption for their colon cancer stool test and we believe we can replicate their roadmap to success with with a simple blood test. The LymPro Test is a fascinating, potential game-changing, biomarker in neurological disease that could help physicians take care of patients and potentially aid in the development of life saving therapies allowing drug companies to target patients who are earlier in the disease process than they are currently able to recruit. This fits exactly with our cancer platform profile and we believe the main benefit is for pharma companies looking to identify and monitor patients with Alzheimer’s disease prior to the initiation of symptoms.

I look forward to continuing to update the community as we hit our milestones and bring meaningful innovation to patients around the world.

Thank you,

Herman Weiss, MD, MBA, FACOG

About TM-B1 Breast Cancer Blood Test

The TM-B1 assay is indicated for women aged 25 years and older without a diagnosis of inflammatory disease. The assay is intended to be used as a diagnostic method to indicate whether or not a breast malignancy is present. TM-B1results are initially intended to be used in conjunction with other common diagnostic tests as part of breast cancer screening.

About TM-B2 Breast Cancer Blood Test

TM-B2 assay is indicated for women who meet the following criteria: Female subjects, aged 25 years and older, without a diagnosis of inflammatory or autoimmune disease and who were diagnosed as presenting with BI-RADS score of 3 or 4 (or equivalent). TM-B2 is to be used to further assess if a malignancy is present or not. TM-B2 results are initially intended to be used in conjunction with other common diagnostic tests as part of breast cancer screening.

About LymPro Test

The Lymphocyte Proliferation Test (LymPro Test) is a diagnostic blood test that determines the ability of peripheral blood lymphocytes (PBLs) and monocytes to withstand an exogenous mitogenic stimulation that induces them to enter the cell cycle. Certain diseases, most notably Alzheimer's disease, are the result of compromised cellular machinery that leads to aberrant cell cycle re-entry by neurons which then leads to apoptosis. LymPro is unique in the use of peripheral blood lymphocytes as a surrogate for neuronal cell function, suggesting a common relationship between PBLs and neurons in the brain.

About Breakthrough Diagnostics, Inc.

Breakthrough Diagnostics, Inc. is a joint venture owned by Amarantus Bioscience Holdings, Inc. (OTCPK: AMBS) (80.01%) and Todos Medical Ltd (OTCQB: TMDF) (19.99%). Breakthrough has been assigned the intellectual property and other rights to LymPro Test®, a diagnostic blood test for Alzheimer’s disease, as well as rights to other neurological diagnostics testing intellectual property. Todos Medical owns an exclusive option to acquire the 80.01% of Breakthrough Diagnostics that it currently does not own.

About Todos Medical Ltd.

Todos Medical Ltd. (OTCQB: TOMDF), an Israeli company headquartered in Rehovot, is an in-vitro-diagnostic (“IVD”) company engaged in the development of a series of blood tests for the early detection of a variety of cancers and has initiated the development of blood tests for neurodegenerative disorders, such as Alzheimer's disease, through Breakthrough Diagnostics, Inc., its joint venture with Amarantus Bioscience Holdings, Inc. (OTCPK:AMBS). The company has developed two cancer screening tests based on TBIA (Todos Biochemical Infrared Analyses), a method for cancer screening using peripheral blood analysis. The TBIA screening method is based on the cancer’s influence on the immune system which triggers biochemical changes in peripheral blood mononuclear cells (“PBMC”) and plasma. This proprietary and patented method incorporates biochemistry, physics and signal processing. The company’s two cancer screening tests, TM-B2 and TM-B2 are CE marked in the EU. Breakthrough Diagnostics is developing the Alzheimer’s blood diagnostic LymPro Test®.

For more information, the content of which is not part of this press release, please visit http://www.Todosmedical.com.

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements. For example, forward-looking statements are used when discussing our expected clinical development programs and clinical trials. These forward-looking statements are based only on current expectations of management, and are subject to significant risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks and uncertainties related to the progress, timing, cost, and results of clinical trials and product development programs; difficulties or delays in obtaining regulatory approval or patent protection for product candidates; competition from other biotechnology companies; and our ability to obtain additional funding required to conduct our research, development and commercialization activities. In addition, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; delays or obstacles in launching our clinical trials; changes in legislation; inability to timely develop and introduce new technologies, products and applications; lack of validation of our technology as we progress further and lack of acceptance of our methods by the scientific community; inability to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties that may develop with our process; greater cost of final product than anticipated; loss of market share and pressure on pricing resulting from competition; and laboratory results that do not translate to equally good results in real settings, all of which could cause the actual results or performance to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, Todos Medical does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting Todos Medical, please refer to its reports filed from time to time with the U.S. Securities and Exchange Commission.

Media Contact:

Todos Medical Ltd.

Daniel Hirsch

Investor Relations

Dan.h@todosmedical.com

(347) 699-0029

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